                                                             EXHIBIT NUMBER (99)
                                                             TO 1998 FORM 10-K

                          DESCRIPTION OF COMMON STOCK

          (Filed for the Purpose of Updating the Description of Common Stock of Northern Trust Corporation Previously
          Registered under the Securities Exchange Act of 1934)

GENERAL

          Northern Trust Corporation (the "Corporation") is authorized to issue 280,000,000 shares of Common Stock with a par value of $1.66-2/3 per share ("Common Stock"). As of March 1, 1999, there were 111,403,286 shares of Common Stock outstanding. Holders of Common Stock have no preemptive rights to subscribe for additional shares .

          The rights of the holders of the Corporation's Common Stock are qualified by the rights of the holders of the Corporation's preferred stock (the "Preferred Stock"). The Corporation is authorized to issue 10,000,000 shares of Preferred Stock without par value. The Board of Directors of the Corporation is authorized to fix the particular preferences, rights, qualifications and restrictions for each series of Preferred Stock issued. As of March 1, 1999, 600 shares of Auction Rate Preferred Stock Series C, with a $100,000 per share stated value, and 600 shares of Flexible Auction Rate Cumulative Preferred Stock Series D, with a $100,000 per share stated value, were outstanding.

          Subject to the preferential rights of the holders of the Corporation's Preferred Stock outstanding at any time, holders of Common Stock are entitled to receive, out of the funds legally available therefor, such dividends as may be declared from time to time by the Board of Directors. In the event of the liquidation, dissolution, distribution of assets or winding up of the Corporation, after distribution in full of the preferential amounts, if any, to be distributed to the holders of shares of Preferred Stock, holders of Common Stock are entitled to receive all the remaining assets of the Corporation, divided ratably in proportion to the number of shares held by each.

          The holders of Common Stock have one vote for each share held by them and are entitled to cumulative voting in the election of directors. The voting rights of the holders of Common Stock are qualified, however, by the voting rights of the holders of the Corporation's Preferred Stock in the following circumstances:

     (i) the holders of 66 2/3% of the Preferred Stock must approve as a class any amendment to the Corporation's Certificate of Incorporation that would adversely affect the powers, preferences, rights or privileges of the Preferred Stock (provided that, if such an amendment would adversely affect only one or more, but not all, series of Preferred Stock, then only the series so affected would be entitled to the above-described vote);

     (ii) the holders of 66 2/3% of the Preferred Stock must approve as a class the creation, authorization, or issuance of any shares of stock of the Corporation (or obligation or security convertible into or evidencing the right to purchase such shares) ranking prior to the Preferred Stock as to dividends or upon liquidation, or any reclassification of authorized stock into such prior shares;

     (iii) in the event at the time of any annual meeting of stockholders for the election of directors there shall exist a default in payment of a specified number of dividends (generally six quarterly dividends or dividends payable over at least 540 days), the number of directors on the Corporation's Board of Directors shall be increased by two (2), and the holders of Preferred Stock, voting as a class and to the exclusion of the holders of Common Stock, shall have the right to elect two directors to fill such vacancies to serve full terms, and such voting rights shall continue until there are no dividends in arrears upon the Preferred Stock.

            Shares of Common Stock are not subject to redemption. The outstanding shares of Common Stock are fully paid and nonassessable.

            Norwest Bank Minnesota, N.A. is the transfer agent, registrar and dividend disbursing agent for the Common Stock.

1989 PREFERRED STOCK PURCHASE RIGHTS

            On October 17, 1989 the Board of Directors of the Corporation declared a dividend distribution of one right (each a "Right") for each outstanding share of Common Stock of the Corporation. The distribution was payable on October 31, 1989 to stockholders of record on that date.

            Each Right initially entitled the holder, following a distribution of the Rights as described below, to buy one one-hundredth of a share of a new series of Preferred Stock of the Corporation, denominated "Series A Junior Participating Preferred Stock" (the "Junior Participating Preferred Stock") at a price of $250 per one one-hundredth of a share, subject to adjustment (as a result of anti-dilution adjustments to date, each Right, if distributed, would be exercisable for one-sixth of one one-hundredth of a share of Junior Participating Preferred Stock at an exercise price of $41.67 for each such fractional share). The Rights are represented by and traded with the Common Stock certificates and will not be exercisable or transferable apart from the Common Stock until the earlier of (i) twenty days after a public announcement that a person or group has acquired beneficial ownership of 15% or more of the Voting Power (such person or group being called an "Acquiring Person" and such date of first public announcement being called the "Stock Acquisition Date") or (ii) twenty days after a person or group commences, or announces it intends to commence, a tender or exchange offer, the consummation of which would give such person or group 25% or more of the Voting Power (the earlier of such days being called the "Distribution Date"). Descendants of company-founder Byron L. Smith and certain related trusts and other entities (or a group comprised solely of such persons) will not be deemed to be an Acquiring Person as long as all such persons beneficially own Common Stock or other securities of the Corporation representing less than 23% of the Voting Power. Voting Power means the voting power of all securities of the Corporation then outstanding generally entitled to vote for the election of directors of the Corporation. Separate certificates for the Rights will be mailed to holders of Common Stock as of the Distribution Date, and thereafter the separate Right certificates alone will evidence the Rights.

          If, after October 17, 1989, any person becomes the beneficial owner of 25% or more of the Voting Power, the Rights will adjust so that, assuming the Rights are then exercisable, each Right (other than Rights held by an Acquiring Person which will become void) will entitle its holder to purchase, at the then current exercise price of the Right, that number of shares of Common Stock of the Corporation having, at the time of such transaction, a market value of two times the exercise price of the Right.

          If the Corporation is the surviving corporation in a merger involving an Acquiring Person and the Common Stock is not changed or exchanged, or if an Acquiring Person engages in certain types of self-dealing transactions, each Right (other than Rights owned by the Acquiring Person which will become void), assuming it is then exercisable, will entitle its holder to purchase at the then current exercise price of the Right, that number of shares of Common Stock of the Corporation having, at the time of such transaction, a market value of two times the exercise price of the Right.

          If, on or after the Stock Acquisition Date, the Corporation is acquired in a merger or other business combination or 50% or more of its assets or earning power is sold, each Right, assuming it is then exercisable, will entitle its holder to purchase, at the then current exercise price of the Right, that number of shares of Common Stock of the surviving company having, at the time of such transaction, a market value of two times the exercise price of the Right.

          At any time after the Rights become exercisable for Common Stock, the Board of Directors of the Corporation may exchange the unexercised Rights

(other than Rights owned by any Acquiring Person which have become void), in whole or in part, at an exchange ratio (as adjusted, the "Exchange Ratio") of one share of Common Stock, or one one-hundredth of a share of Junior Participating Preferred Stock (or of a share of a class or series of the Corporation's Preferred Stock having equivalent rights, preferences and privileges), per Right, subject to adjustment (as a result of anti-dilution adjustments to date, the Exchange Ratio currently is one-sixth of one share of Common Stock per Right). Notwithstanding the foregoing, no such exchange of the Rights may be authorized by the Board of Directors during the Special Period (as defined below) or at any time when the Rights are not redeemable.

          At any time prior to the earlier of (i) the date on which an Automatic Redemption Event (as defined below) occurs, (ii) the close of business on the twentieth day following the Stock Acquisition Date, or (iii) the Final Expiration Date, the Corporation may redeem the Rights at a price of $.01 per Right (as adjusted, the "Redemption Price"; as a result of anti-dilution adjustments to date, the Redemption Price is currently $.00167). Immediately upon the occurrence of an Automatic Redemption Event or upon the authorization of the redemption of the Rights by the Board of Directors of the Corporation, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. "Automatic Redemption Event" means (i) any person becomes the beneficial owner of securities of the Corporation which in the aggregate represent 14% or more of the Voting Power, (ii) any person commences, or publicly announces its intent to commence, a tender or exchange offer if upon consummation thereof such person, together with all affiliates and associates of such person, would be the beneficial owner of securities of the Corporation which in the aggregate represent 15% or more of the Voting Power,
(iii) any person makes by public announcement or by written communication that is or becomes the subject of a public announcement, or publicly announces its intent to make, a proposal to the Corporation or its stockholders for (1) a merger, consolidation or similar transaction involving the Corporation or any of its subsidiaries, (2) a purchase or other acquisition of all or a substantial portion of the assets or deposits of the Corporation and its subsidiaries or (3) a purchase or other acquisition of securities representing 15% or more of the Voting Power (any transaction of the type described in clauses (1), (2) and (3) above, an "Acquisition Transaction"), or (iv) any person files an application or notice with the Board of Governors of the Federal Reserve System, or any other federal or state banking regulatory authority, which application or notice seeks approval to engage in any transaction constituting an Acquisition Transaction.

          Notwithstanding the foregoing, in the event that within 270 days of a public announcement by a third party of an intent or proposal to engage (without the current and continuing concurrence of the Board of Directors) in a transaction involving an acquisition of or business combination with the Corporation or otherwise to become an Acquiring Person, there is an election of directors (whether at one or more stockholder meetings and/or pursuant to written stockholder consents) resulting in a majority of the Board of Directors being comprised of persons who were not nominated by the Board of Directors in office immediately prior to such election, then following such election and for a period of 180 days (the "Special Period"), the Rights, if otherwise then redeemable, will only be redeemable by the Board of Directors either (1) if they have followed certain prescribed procedures or (2) in any other case, provided that, if in any such other case their decision regarding redemption and any acquisition or business combination is challenged as a breach of fiduciary duty of care or loyalty, the directors can establish the entire fairness of such decision without the benefit of any business judgement rule or other presumption. The procedures required under clause (1) include: (a) the retention of an independent financial advisor, and the receipt by the Board of Directors of (i) the views of such advisor regarding whether redemption of the Rights will serve the best interests of the Corporation and its stockholders, or (ii) such advisor's statement that it is unable to express such a view, setting forth the reasons therefor; and (b) with respect to any pending acquisition or business combination proposal (i) the implementation by the Board of Directors, with the advice of its independent financial advisor, of a process and procedures which the Board of Directors and such advisor conclude would be most likely to result in the best value reasonably available to stockholders, (ii) receipt of a fairness opinion from such advisor, and the Board of Directors determining, and such advisor confirming, that it has no reason to believe that a superior transaction is reasonably available, and (iii) execution of a definitive transaction agreement.

          The Rights will expire on October 31, 1999 (the "Final Expiration Date"), unless earlier exchanged or redeemed by the Corporation as described above. Until a Right is exercised, the holder thereof will have no rights as a stockholder of the Corporation, including without limitation, the right to vote or receive dividends. The original Rights Agent was Harris Trust and Savings Bank ("Harris Trust"). Effective as of November 10, 1997, Harris Trust was removed as Rights Agent under the Rights Agreement and Norwest Bank Minnesota, N.A. was appointed to serve as successor Rights Agent thereunder.

          So long as the Rights are attached to the Common Stock, the Corporation will issue one Right with each new share of Common Stock issued so that all such shares will have attached Rights. No fractional shares will be issued, other than fractional shares of Junior Participating Preferred Stock of the Corporation that are integral multiples of one one-hundredth of a share, and a cash payment will be made in lieu thereof based on the market price of the Junior Participating Preferred or Common Stock on the last trading day prior to the date of exercise.

          Prior to the Distribution Date, the Rights Agreement may be amended without the approval of any holders of the Rights at the direction of the Corporation for any purpose, except as described below. After the Distribution Date, however, the

Board of Directors of the Corporation may amend the Rights Agreement only to cure any ambiguity, to cure any defective or inconsistent provisions, to make changes which do not adversely affect the interest of the holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person) or to shorten or lengthen any time period under the Rights Agreement; provided that no amendment to adjust the time period governing redemption may be made at any time when the Rights are not redeemable. Notwithstanding the foregoing, (1) no supplement or amendment may be made to the Rights Agreement which changes the Redemption Price, the Final Expiration Date, the purchase price or the number of one one-hundredths of a share of Junior Participating Preferred Stock for which a Right is exercisable, unless such supplement or amendment does not adversely affect the interests of the holders of Rights certificates (other than an Acquiring Person or an affiliate or associate of an Acquiring Person) and (2) no supplement or amendment may be made to the Rights Agreement during the Special Period or at a time when the Rights are not redeemable, other than to cure any ambiguity or to cure any defective or inconsistent provisions.

          The Rights may have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Corporation unless the acquisition is conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination properly approved by the Board of Directors.

1998 PREFERRED STOCK PURCHASE RIGHTS

          On July 21, 1998, the Board of Directors of the Corporation declared a dividend distribution of one right (each a "New Right") for each outstanding share of the Common Stock of the Corporation to stockholders of record at the close of business on the earlier of October 31, 1999, the date on which the Rights Agreement expires, or the date on which the Rights issued under the Rights Agreement are exchanged or redeemed in accordance with the provisions of the Rights Agreement (such date being referred to as the "Record Date"). Each New Right will entitle the registered holder to purchase from the Corporation one one-hundredth of a share of Junior Participating Preferred Stock, no par value, of the Corporation at an exercise price of $330.00, subject to adjustment (as adjusted from time to time, the "Purchase Price"). The description and terms of the New Rights are set forth in a Rights Agreement, dated as of July 21, 1998, between the Corporation and the Rights Agent, as amended by Amendment No. 1 thereto, dated as of November 18, 1998 and Amendment No. 2 thereto, dated as of February 16, 1999 (as so amended, the "New Rights Agreement").

          The New Rights Agreement was adopted by the Board of Directors to replace the Rights Agreement upon the expiration or redemption of the Rights, which will occur no later than October 31, 1999. In no event will both the Rights and the New Rights be exercisable.

          Initially following the Record Date, the New Rights will be attached to all certificates representing shares of Common Stock then outstanding, and no separate Rights Certificates will be distributed. Unless earlier redeemed by the Board of Directors in accordance with the New Rights Agreement, the New Rights will separate from the Common Stock and a "New Distribution Date" will occur upon the earlier of (i) 20 days following the New Stock Acquisition Date (as defined below) or (ii) 20 days (or such later date as the Board of Directors shall determine, provided that no deferral of such date may be made by the Board of Directors at any time during the New Special Period (as defined below)) after the date a tender or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of Common Stock is first published, sent or given to the Corporation's stockholders. The "New Special Period" is defined as the 180-day period following the effectiveness of any election of directors, occurring within 270 days of a public announcement by a third party of an intent or proposal to engage (without the current and continuing concurrence of the Board of Directors) in a transaction involving an acquisition of or business combination with the Corporation or otherwise to become a New Acquiring Person (as defined below), which election results in a majority of the Board of Directors being comprised of persons who were not nominated by the Board of Directors in office immediately prior to such election.

          The "New Stock Acquisition Date" is defined as the earlier of (x) the first date of public announcement by the Corporation that any person or group (other than certain exempt persons or groups) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the shares of Common Stock then outstanding or (y) the date that any person enters into an agreement or arrangement with the Corporation or any of its subsidiaries providing for an Acquisition Transaction (as defined below) (any person described in clause (x) or clause (y) above is referred to as a "New Acquiring Person"). Descendants of Corporation founder Byron L. Smith and certain related trusts and other entities (or a group comprised solely of such persons) will not be deemed to be a New Acquiring Person for purposes of clause (x) above as long as all such persons beneficially own less than 23% of the outstanding shares of Common Stock. A "New Acquisition Transaction" is defined as (a) a merger, consolidation or similar transaction as a result of which stockholders of the Corporation will own less than 60% of the outstanding shares of Common Stock or the common stock of a publicly-traded entity which controls the Corporation or into which the Corporation has been merged or otherwise combined (based solely on the shares of Common Stock received by such stockholders, in their capacity as stockholders of the Corporation, pursuant to such transactions), (b) a purchase of all or a substantial portion of assets of the Corporation and its subsidiaries, or (c) a purchase or other acquisition of securities representing 15% or more of the shares of Common Stock then outstanding.

          Following the Record Date and until the New Distribution Date, (i) the New Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the New Rights Agreement by reference and (iii) the surrender for transfer of any certificate for Common Stock outstanding will also constitute the transfer of the New Rights associated with the Common Stock represented by such certificate.

          The New Rights will not be exercisable until the New Distribution Date and will expire at the close of business on October 31, 2009 (subject to extension), unless earlier redeemed by the Corporation as described below.

          As soon as practicable after the New Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the New Distribution Date and, thereafter, the separate Rights Certificates alone will represent the New Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the New Distribution Date will be issued with New Rights.

          In the event (a "Flip-in Event") that any person, at any time after the date of the New Rights Agreement, becomes a New Acquiring Person, each holder of a New Right thereafter will have the right to receive, upon exercise thereof, Common Stock (or, in certain circumstances, cash, property or other securities of the Corporation) having a value equal to two times the Purchase Price. Notwithstanding any of the foregoing, following the occurrence of a Flip-in Event, all New Rights that are, or (under certain circumstances specified in the New Rights Agreement) were, beneficially owned by a New Acquiring Person, any of its associates or affiliates, and certain of its transferees, will be null and void. Moreover, the New Rights will not be exercisable following the first occurrence of a Flip-in Event until such time as the New Rights are no longer redeemable by the Corporation as described below.

          In the event that, at any time following the New Stock Acquisition Date, (i) the Corporation is acquired in a merger or other business combination transaction or (ii) 50% or more of the Corporation's assets or earning power is sold or transferred (each, a "Flip-over Event"), each holder of a New Right (except New Rights which previously have been voided as described above) shall thereafter have the right to receive, upon exercise thereof, common stock or other securities of the acquiring company having a value equal to two times the Purchase Price.

          The Purchase Price payable, and the number of shares of Junior Participating Preferred Stock or other securities or property issuable, upon exercise of the New Rights are subject to adjustment from time to time in accordance with customary antidilution provisions. Following the occurrence of a Flip-in Event or a Flip-over Event, the antidilution provisions will apply to the Common Stock or other securities for which the New Rights are then exercisable.

          With certain exceptions, no adjustment to the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares will be issued, other than fractional shares of Junior Participating Preferred Stock that are integral multiples of one one-hundredth of a share, and a cash payment will be made in lieu thereof based on the market price of the Junior Participating Preferred or Common Stock on the last trading day prior to the date of exercise.

          At any time after the New Rights become exercisable for Common Stock, the Board of Directors may exchange the unexercised New Rights (other than New Rights owned by any New Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-hundredth of a share of Junior Participating Preferred Stock (or of a share of a class or series of the Corporation's Preferred Stock having equivalent rights, preferences and privileges), per New Right (subject to adjustment). Notwithstanding the foregoing, no such exchange of the New Rights may be authorized by the Board of Directors during the New Special Period or at any time when the New Rights are not redeemable.

          The Board of Directors is empowered to redeem the New Rights in whole, but not in part, at the Redemption Price at any time before the earlier of (i) the close of business on the 20th day following the New Stock Acquisition Date or (ii) the final expiration date of the New Rights. Immediately upon the action of the Board of Directors ordering redemption of the New Rights, the New Rights will terminate and the only right of the holders of New Rights will be to receive the Redemption Price.

          Notwithstanding the foregoing, in the event that within 270 days of a public announcement by a third party of an intent or proposal to engage (without the current and continuing concurrence of the Board of Directors) in a transaction involving an acquisition of or business combination with the Corporation or otherwise to become a New Acquiring Person, there is an election of directors (whether at one or more stockholder meetings and/or pursuant to written stockholder consents) resulting in a majority of the Board of Directors being comprised of persons who were not nominated by the Board of Directors in office immediately prior to such election, then following such election and for a period of 180 days (the "New Special Period"), the New Rights, if otherwise then redeemable, will only be redeemable by the Board of Directors either (1) if they have followed certain prescribed procedures or (2) in any other case, provided that, if in any such other case their decision regarding redemption and any acquisition or business combination is challenged as a breach of fiduciary duty of care or loyalty, the directors can establish the entire fairness of such decision without the benefit of any business judgement rule or other presumption. The procedures required under clause (1) include: (a) the retention of an independent financial advisor, and the receipt by the Board of Directors of (i) the views of such advisor regarding whether redemption of the New Rights will serve the best interests of the Corporation and its stockholders, or (ii) such advisor's statement that it is unable to express such a view, setting forth the reasons therefor; and (b) with respect to any pending acquisition or business combination proposal (i) the implementation by the Board of Directors, with the advice of its independent financial advisor, of a process and procedures which the Board of Directors and such advisor conclude would be most likely to result in the best value reasonably available to stockholders, (ii) receipt of a fairness opinion from such advisor, and the Board of Directors determining, and such advisor confirming, that it has no reason to believe that a superior transaction is reasonably available, and (iii) execution of a definitive transaction agreement.

          Until a New Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends. While the distribution of the New Rights will not be taxable to stockholders or to the Corporation, stockholders may, depending upon the circumstances, recognize taxable income in the event that the New Rights become exercisable for Common Stock (or other consideration) or for common stock of an acquiring company as set forth above.

          The New Rights Agreement may be amended by the Board of Directors without the approval of any holders of the New Rights (a) prior to the New Distribution Date, in any manner and (b) after the New Distribution Date, in order to (i) cure any ambiguity, (ii) correct or supplement provisions which may be defective or inconsistent, (iii) make changes which do not adversely affect the interests of holders of New Rights (other than those held by a New Acquiring Person or certain related persons) or (iv) shorten or lengthen any time period under the New Rights Agreement (including the time period governing redemption), provided that no supplement or amendment to the New Rights Agreement may be made during the New Special Period or at any time when the New Rights are nonredeemable other than supplements or amendments of the type contemplated by clause (i) or (ii) above.

          The New Rights may have certain anti-takeover effects. The New Rights will cause substantial dilution to a person or group that attempts to acquire the Corporation unless the acquisition is conditioned on a substantial number of New

Rights being acquired. The New Rights should not interfere with any merger or other business combination properly approved by the Board of Directors.

                                       11